FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Determines to Make Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 16, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Determines to Make Disposition of Treasury Shares as Stock Award

Tokyo, May 16, 2024—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has determined to make a disposition of treasury stock as outlined below (the “Decision”)1.

1.	Purpose of Disposition of Treasury Stock

As the Company announced in “Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)” issued on April 26, 2024, the Company has determined to grant Restricted Stock Units (RSUs) based on the RSU plan (the “RSU Plan”) for directors, executive officers, and employees of the Company and its subsidiaries as deferred compensation using the Company’s treasury stock, and Performance Share Units (PSUs) based on the PSU plan (the “PSU Plan”) for directors and executive officers of the Company as deferred compensation using the Company’s treasury stock.

Under the RSU Plan, in principle, after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each allottee which number is determined beforehand by the Company, by having the allottees make a contribution in kind to the Company of monetary compensation claims granted to the allottees.

Under the PSU Plan, in principle, after the expiration of a three-year performance evaluation period, depending on the degree of achievement of the performance targets for the performance evaluation period, determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of PSUs granted to each allottee which number is determined beforehand by the Company, by having the allottees make a contribution in kind to the Company of monetary compensation claims granted to the allottees.

The allotment date for the disposition of treasury stock for RSUs under the Decision corresponds to the above-mentioned deferral period is generally a date that is approximately one, two or three years from the date of the Decision, respectively, for RSU No.43 to No.45. As for certain overseas employees who are subject to remuneration regulations in Europe, the allotment date is a date that is approximately four, five, six or seven years from the date of the Decision, respectively, for RSU No.46 to No.49.

The allotment date for the disposition of treasury stock for PSUs under the Decision corresponds to the above-mentioned performance evaluation period is generally a date that is approximately three years from the date of the Decision for PSU No.1.

[1]	Allotment of the disposition of treasury stock to each of the Company’s directors and executive officers is in accordance with the decision made by the Compensation Committee.

2.	Number of Shares to be Allotted and Allottees[2]

(1)	RSU

<1>	Shares to be Allotted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Allottees	Number of Shares to be Allotted
RSU No.43	2	23,100
RSU No.44	2	23,000
RSU No.45	2	22,900

<2>	Shares to be Allotted to Employees, etc.

	Employees of the Company		Directors, Executive Officers, and Employees of the Company’s Subsidiaries, etc.
	Number of Allottees	Number of Shares to be Allotted	Number of Allottees	Number of Shares to be Allotted
RSU No.43	28	69,300	1,928	15,205,900
RSU No.44	28	68,500	1,928	15,141,600
RSU No.45	28	67,200	1,933	15,304,600
RSU No.46	1	3,600	256	2,196,300
RSU No.47	1	3,600	102	1,188,200
RSU No.48	0	0	9	233,400
RSU No.49	0	0	9	233,200

(2)	PSU

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Allottees	Number of Shares to be Allotted[3]
PSU No.1	2	1,173,200

After the end of the performance evaluation period, the number of shares to be granted will be calculated in accordance with the following method.

[2]

The number of shares to be allotted above is based on the assumption that all monetary compensation claims to be granted to the allottees in accordance with the RSU Plan and the PSU Plan are contributed. The actual amount of monetary compensation claims to be contributed in kind will be calculated by deducting a certain amount to be granted in cash, the amount of which will be determined in consideration of withholding to be made by the Company with respect to the RSU Plan and the PSU Plan based on each country’s tax regulations, from the amount of such monetary compensation claims, and hence the number of shares to be actually allotted is expected to decrease from the above numbers.

[3]

As for the PSU Plan, the number of shares to be allotted above is the maximum number (150% of the base number of shares) which shall be calculated on the basis of the base number of shares (782,100 shares) and is expected to be decreased, depending on the degree of achievement of the performance targets. In addition, the number of shares to be allotted is an estimated number at this point, and, if the allottee’s continuous service is terminated prior to vesting date due to his/her own reasons, or any other certain events arise, the number of shares to be allotted may decrease without subscription of the Company’s shares.

<1>	Quantitative Evaluation Items and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period
TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

<2>	Calculation method for the number of shares to be paid:

The number of shares to be granted is calculated by multiplying the base number of shares4 by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR.

3.	Summary of Disposition of Treasury Stock

(1)	RSU

	RSU No.43	RSU No.44	RSU No.45
1. Payment Period	April 20, 2025 to May 19, 2025	April 20, 2026 to May 19, 2026	April 20, 2027 to May 19, 2027
2. Class and Number of Shares to be Disposed	15,298,300 shares of common stock of the Company	15,233,100 shares of common stock of the Company	15,394,700 shares of common stock of the Company
3. Disposition Price	888 yen per share
4. Total Amount of Disposition Price	13,584,890,400 yen	13,526,992,800 yen	13,670,493,600 yen
5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 13,584,890,400 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 13,526,992,800 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 13,670,493,600 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims
8. Allottee and Number	Total of 1,958 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 1,958 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 1,963 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries
9. Other	Each Item above shall be subject to the effectiveness of the shelf registration statement and filing of the supplemental document to the shelf registration statement under the Financial Instruments and Exchange Act.

[4]

The base number of shares is the number of shares which shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking by the price of NHI common stock at the time of grant.

	RSU No.46	RSU No.47	RSU No.48	RSU No.49
1. Payment Period	April 20, 2028 to May 19, 2028	April 20, 2029 to May 19, 2029	April 20, 2030 to May 19, 2030	April 20, 2031 to May 19, 2031
2. Class and Number of Shares to be Disposed	2,199,900 shares of common stock of the Company	1,191,800 shares of common stock of the Company	233,400 shares of common stock of the Company	233,200 shares of common stock of the Company
3. Disposition Price	888 yen per share
4. Total Amount of Disposition Price	1,953,511,200 yen	1,058,318,400 yen	207,259,200 yen	207,081,600 yen
5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 1,953,511,200 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 1,058,318,400 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 207,259,200 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 207,081,600 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims
8. Allottee and Number	Total of 257 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 103 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 9 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 9 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries

(2)	PSU

PSU No.1
1. Payment Period	April 20, 2027 to September 30, 2027
2. Class and Number of Shares to be Disposed	1,173,200 shares of common stock of the Company
3. Disposition Price	888 yen per share
4. Total Amount of Disposition Price	1,041,801,600 yen
5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
Value of Assets to be Contributed: 1,041,801,600 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims
8. Allottee and Number	Total of 2 Directors and Executive Officers of the Company
9. Others	Each Item above shall be subject to the effectiveness of the shelf registration statement and filing of the supplemental document to the shelf registration statement under the Financial Instruments and Exchange Act.

When the number of issued and outstanding shares of the Company increases or decreases as a result of reverse stock split, stock split, or allotment of stock without contribution, etc., the number of shares to be disposed (including the number of shares to be allotted stated in “2. Number of Shares to be Allotted and Allottees” above) and the disposition price, etc., listed above could be reasonably adjusted according to the ratio of stock split, etc.

4.	Calculation Basis of Disposition Price and its Specific Content

Disposition price of the disposition of treasury stock based on the Decision is 888 yen, which is the closing price (rounded up into yen) of shares of common stock of the Company on the Tokyo Stock Exchange as of the business day immediately preceding the date of the Decision (May 15, 2024). The reason to adopt the closing price of such date is that the Company has determined that, in the circumstance where the shares of common stock of the Company are listed and no special condition exists that shows an impossibility to depend on the latest stock price, such stock price is a reasonable one, which reflects corporate performance and market’s supply/demand circumstance and excludes arbitrariness, and does not fall under an offering at a favorable price.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.